

Mail Stop 3030

July 16, 2009

Via Facsimile and U.S. Mail

Mr. Carlo Ferro
Executive Vice President and Chief Financial Officer
STMicroelctronics N.V.
39, Chemin du Champs des Filles
1228 Plan-Les-Ouates
Geneva, Switzerland

> **Re: STMicroelctronics N.V.**
> **Form 20-F for the year ended December 31, 2008**
> **File No. 1-13546**

Dear Mr. Ferro:

    We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2008

Item 5. Operating and Financial Review and Prospects, page 59

2008 vs. 2007, page 78

Operating loss, page 81

1.   We note your presentation of the non-GAAP measure "operating result, pro
        forma." In order to fully comply with the guidance in Item 10(e) of Regulation S-
        K and the guidance in our related Frequently Asked Questions Regarding the Use
        of Non-GAAP Financial Measures, please revise your disclosure in future filings
        to provide a detailed discussion the following items:

        •   the economic substance behind management's decision to use the non-GAAP
            measure;

        •   the material limitations associated with use of the non-GAAP financial
            measure as compared to the use of the most directly comparable GAAP
            financial measure;

        •   the manner in which management compensates for these limitations when
            using the non-GAAP financial measure; and

        •   the substantive reasons why management believes the non-GAAP financial
            measure provides useful information to investors.

        Please provide us with a sample of the proposed revised disclosure to be included
        in future filings.

2.   As a related matter, please note that Item 10(e) of Regulation S-K prohibits
        adjusting a non-GAAP financial performance measure to eliminate items when
        the nature of the charge is such that it is reasonably likely to recur within two
        years or there was a similar charge or gain within the prior two years. In this
        regard, we note that you eliminate "impairment and restructuring charges" in the
        calculation of your non-GAAP measure. However, we note that you have
        incurred impairment and restructuring charges in each of the last three years.
        Further, in your narrative discussion of the non-GAAP measure, you refer to these
        charges as "one-time." Please explain to us how your presentation of this non-
        GAAP financial measure complies with this guidance.

3.   We note that you refer to your non-GAAP information as "pro forma" results.
        The pro forma terminology has very specific meaning in accounting literature, as

indicated by Article 11 of Regulation S-X. Please revise your presentation in future filings to omit the pro forma terminology when referring to your non-GAAP information.

Note 3 – Business Combinations, page F-29

4.   We note portions of your purchase price allocations are based on third party independent appraisals. Please tell us about the nature and extent of the third party's involvement in your decision-making process associated with your purchase price allocations. While in future filings management may elect to take full responsibility for the valuation, if you elect to continue to refer to the independent valuation firm, you may be required to name the independent valuation firm in future filings and include a consent from the independent valuation firm as an exhibit to any future registration statement. Refer to Compliance and Disclosure Interpretation 141.02 available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief